

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-Mail
Frank J. Addivinola, Jr., Chief Executive Officer, Chief Financial Officer and Director
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

    Re: Texaplex Properties, LLC
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed October 24, 2011
            File No. 024-10302

Dear Mr. Addivinola:

Our preliminary review of your amended offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the amended offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We note your amended offering statement does not address all of the comments in our letter dated September 22, 2011. In this regard, we note, non-exclusively, that there does not appear to be a tax opinion included in compliance with comment 3 and that your basis for inclusion of financial projections has not been provided in compliance with comment 75. Additionally it does not appear that you have responded to comments 2, 74, and 77.

You will expedite the staff's review if you provide us with copies of the amended offering statement and exhibits which you have precisely marked to reflect any revisions from the most recent version of the document(s). It is also beneficial to include a response letter and ensure that you fully respond to each comment raised. Make sure that your response letter indicates precisely where in the marked version of the amendment we may find responsive disclosure to each numbered comment.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director